# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Ondas Holdings Inc., CIK 0001646188
CUSIP: 68236H204
Title of class of securities: Common Stock par value $0.0001
Address of issuer's principal executive offices: One Marina Park Drive, Suite 1410, Boston, Massachusetts (MA), 02210
Date of event which requires filing of this statement: 04/18/2025
Filed by CIK 0001990211
Persons authorized to receive notices and communications: Joseph V. Popolo, Commonwealth Hall at Old Parkland, 3899 Maple Avenue, Suite 100, Dallas, Texas (TX), 75219, (214) 395-1213; Duane Morris LLP, Boca Center Tower II, 5100 Town Center Circle, Suite 400, Boca Raton, Florida (FL), 33486-1008, (561) 962-2139

## Reporting persons
- Charles & Potomac Capital, LLC (CIK 0001990211): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,415,286; sole dispositive power 0; shared dispositive power 6,415,286; aggregate amount beneficially owned 6,415,286 (4.13% of the class); the aggregate amount excludes certain shares
  Comment: (1) The amount in Rows 8, 10 and 11 includes (i) 3,383,244 shares of common stock of Ondas Holdings Inc. held directly by Charles & Potomac Capital, LLC, (ii) 2,864,542 shares of common stock of Ondas Holdings Inc. issuable upon the exercise of a warrant that is exercisable at an exercise price of $0.89, on a one-to-one basis until July 21, 2028 (the "Warrant") and held directly by Stage 1 Growth Fund, LLC Series WAVE (the "SPV"), and (iii) 167,500 shares of common stock of Ondas Holdings Inc. issuable upon exercise of a warrant that is exercisable at an exercise price of $1.26, on a one-to-one basis until February 26, 2029 (the "February 2024 Warrant") and held directly by Charles & Potomac Capital, LLC.
  
  (2) The percentage in Row 13 is calculated using 152,360,697 shares of common stock of Ondas Holdings Inc. outstanding as of June 3, 2025, as reported by Ondas Holdings Inc. to the Reporting Persons on June 3, 2025, and added to that number, pursuant to Rule 13d-3 of the Act, 3,032,042 shares of common stock of Ondas Holdings Inc. issuable upon the exercise of the Warrant and the February 2024 Warrant.
- Joseph V. Popolo: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 1,284,245; shared voting power 6,415,286; sole dispositive power 1,284,245; shared dispositive power 6,415,286; aggregate amount beneficially owned 7,699,531 (4.95% of the class); the aggregate amount excludes certain shares
  Comment: (1) The amount in Rows 7 and 9 includes 1,284,245 shares of common stock of Ondas Holdings Inc. held directly by Joseph V. Popolo.
  
  (2) The amount in Rows 8, 10 and 11 includes (i) 3,383,244 shares of common stock of Ondas Holdings Inc. held directly by Charles & Potomac Capital, LLC, (ii) 2,864,542 shares of common stock of Ondas Holdings Inc. issuable upon the exercise of the Warrant, and (iii) 167,500 shares of common stock of Ondas Holdings Inc. issuable upon the exercise of the February 2024 Warrant.
  
  (3) The percentage in Row 13 is calculated using 152,360,697 shares of common stock of Ondas Holdings Inc. outstanding as of June 3, 2025, as reported by Ondas Holdings Inc. to the Reporting Persons on June 3, 2025, and added to that number, pursuant to Rule 13d-3 of the Act, 3,032,042 shares of common stock of Ondas Holdings Inc. issuable upon the exercise of the Warrant and the February 2024 Warrant.

## Item 1. Security and Issuer
Title of class of securities: Common Stock par value $0.0001
Name of issuer: Ondas Holdings Inc.
Address of issuer's principal executive offices: One Marina Park Drive, Suite 1410, Boston, Massachusetts (MA), 02210
Comment:
EXPLANATORY NOTE

This Amendment No. 5 (this "Amendment") to the Schedule 13D originally filed by the Reporting Persons on August 29, 2023, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on November 24, 2023, Amendment No. 2 to Schedule 13D filed by the Reporting Persons on February 28, 2024, Amendment No. 3 to Schedule 13D ("Amendment No. 3") filed by the Reporting Persons on June 4, 2024, and Amendment No. 4 to Schedule 13D filed by the Reporting Persons on January 3, 2025 (as so amended, the "Original Schedule 13D" and as amended by this Amendment, the "Schedule 13D") relates to the shares of common stock, par value $0.0001 per share (the "Shares"), of Ondas Holdings Inc., a Nevada corporation (the "Issuer"). Defined terms used in this Amendment and not otherwise defined herein have the meanings prescribed to such terms in the Original Schedule 13D. Any reference in the Original Schedule 13D to any item in the Original Schedule 13D shall be deemed to refer to such item as amended by this Amendment.

## Item 2. Identity and Background
Name of person filing: Item 2(a) of the Original Schedule 13D is incorporated herein by reference.
Residence or business address: Item 2(b) of the Original Schedule 13D is incorporated herein by reference.
Present principal occupation or employment: Item 2(c) of the Original Schedule 13D is incorporated herein by reference.
Criminal convictions in the last five years: Item 2(d) of the Original Schedule 13D is incorporated herein by reference.
Civil proceedings (securities laws) in the last five years: Item 2(e) of the Original Schedule 13D is incorporated herein by reference.
Citizenship: Item 2(f) of the Original Schedule 13D is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Amendment No. 3 is deleted in its entirety. Item 3 of the Original Schedule 13D is amended and supplemented to add the following:

For investment purpose, C&P acquired an aggregate of 200,000 Shares in a series of open market purchases (as set forth in the table below) for an aggregate purchase price of $145,254.72, excluding brokerage commissions.

Date of Transaction Number of Shares Purchased Price per Share
May 22, 2024 28,354 $0.7234(1)
May 23, 2024 71,646 $0.8056(2)
June 7, 2024 100,000 $0.6702(3)

(1) The price reported herein is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $0.693 to $0.77, inclusive. C&P undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in footnotes (1) to (3).

(2) The price reported herein is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $0.777 to $0.82, inclusive.

(3) The price reported herein is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $0.5888 to $0.78, inclusive.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and supplemented to add the following information:

As a result of Popolo being nominated to serve as the U.S. Ambassador to the Kingdom of the Netherlands and pursuant to the ethics restrictions applicable to such office with respect to ownership of the Shares, the Reporting Persons are required to dispose of all of the Shares beneficially owned by the Reporting Persons as soon as practicable but no later than 90 days after the U.S. Senate's confirmation of his nomination. Depending on the market price of the Shares and other factors, the Reporting Persons may donate the Shares to a private foundation, or dispose of the Shares in one or more open market transactions or in another manner, including by any combination of the foregoing. The Reporting Persons are not required to dispose of their securities in Ondas Networks, a subsidiary of Ondas Holdings, and they currently have no plans to do so. The Reporting Persons reserve the right, in light of their ongoing evaluation of the Issuer's financial condition, business, operations and prospects, the market price of the Shares, conditions in the securities markets generally, general economic and industry conditions, its business objectives, Popolo's personal plans, the result of the confirmation process by the U.S. Senate of Popolo's nomination, and other relevant factors, to change their plans and intentions at any time, as they deem appropriate.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Amendment (including footnotes thereto) is incorporated herein by reference. The Related Party, as the Managing Member of C&P, is deemed to share voting and dispositive power over, and therefore is deemed to beneficially own, 6,415,286 Shares that are beneficially owned by C&P, which represent 4.13% of the Shares outstanding. The Reporting Persons' and the Related Party's beneficial ownership percentage is calculated using 152,360,697 Shares outstanding as of June 3, 2025, as reported by Ondas Holdings Inc. to the Reporting Persons on June 3, 2025, and added to that number, pursuant to Rule 13d-3 of the Act, 3,032,042 shares of common stock of Ondas Holdings Inc. issuable upon the exercise of the Warrant and the February 2024 Warrant.
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(a) of this Amendment is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Item 5(c) of the Original Schedule 13D is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Item 5(d) of the Original Schedule 13D is incorporated herein by reference.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) of the Original Schedule 13D is hereby amended and supplemented to add the following information:

As of the date hereof, each of the Reporting Persons is no longer a beneficial owner of more than 5% of the Shares.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Original Schedule 13D is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Item 7 of the Original Schedule 13D is incorporated herein by reference.

## Signatures
- Charles & Potomac Capital, LLC: /s/ Phil Rehkemper, Phil Rehkemper President (06/06/2025)
- Joseph V. Popolo: /s/ Joseph V. Popolo, Joseph V. Popolo (06/06/2025)